Contact

www.linkedin.com/in/jessica-roberts-b748421a2 (LinkedIn)

Jessica Roberts

International Flight Attendant at United Airlines
Greater New Orleans Region

Experience

Gumbo Travel Advisors a Dream Vacations Agency
Co-Owner
February 2020 - Present (2 years 10 months)

United Airlines
International Flight Attendant
February 2007 - Present (15 years 10 months)

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